

Mail Stop 4631

July 29, 2016

Via E-mail
Mr. Gregory B. Willis
Chief Financial Officer
Air Lease Corp
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

Re: Air Lease Corp
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Response Letter Dated July 8, 2016
File No. 1-35121

Dear Mr. Willis:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business

Aircraft Acquisition Strategy, page 7

1.   We note your response to our prior comment number one. Based on the proposed disclosure enhancements you provided in your response, it appears you have determined how you intend to record maintenance right assets when a related lease ends. We note you will disclose "the amortization of the net maintenance right asset included in depreciation expense." Please explain to us your full prospective accounting policy for maintenance right assets/liabilities that arise as a result of acquisition accounting under ASC 805, including your end-of-lease accounting for these assets and liabilities. Please

be advised, it does not appear to us that it would be appropriate to combine maintenance rights with the value of your rental fleet and amortize them over the remaining useful life of your aircraft.

2.   With regard to your accounting for maintenance right assets at the end of the lease term, please tell us, and disclose in future filings, your accounting policy for planned major maintenance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2015, page 49

3.   We note your response to our prior comment number two. Please revise the titles of Non-GAAP financial measures you present to more clearly convey what they represent, such as "adjusted net income before income taxes" and "adjusted diluted earnings per share before income taxes" or other similar titles.

Critical Accounting Policies

Lease Revenue, page 54

4.   We note your response to our prior comment number three. Please expand your accounting policy disclosures in future filings to provide the policy information discussed in your response.

You may contact Staff Accountants, Kevin Stertzel at (202) 551-3723, or Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction